Filed Pursuant To Rule 433
Registration No. 333-167132
September 30, 2011
Gold Exposure in Exchange Traded Funds
SPDR® Gold Shares (ticker: GLD) was the first US-traded commodity ETF and one of the fastest growing ETFs in history, reaching more than $1 billion in assets in its first three trading days. As of August 31, 2011, GLD is the second largest ETF in the world, with approximately $72 billion dollars in assets.
A COMPARISON OF GLD AND IAU
SPDR Gold Shares (GLD) and the iShares Gold Trust (IAU) are both designed to track the spot price of gold in an exchange traded product structure. Both GLD and IAU are cost efficient vehicles that offer convenient exposure to physical gold bullion. However, GLD offers a number of distinct advantages:
KEY GLD ADVANTAGES
•	First and largest gold ETF

•	Significantly higher liquidity in terms of share volume/dollar volume

•	Custodied by leading gold custodian HSBC Bank USA, N.A.

•	Stringent allocated/unallocated gold requirements

COMPARISON	SPDR GOLD TRUST	ISHARES GOLD TRUST
TICKER	GLD	IAU

INCEPTION DATE	11/12/04	1/21/05

OPTIONS AVAILABLE ON EXCHANGE	Yes	Yes

ASSETS[1]	$72 billion	$9 billion

OUNCES OF GOLD IN TRUST	39.6 million	5.4 million

TONNES OF GOLD IN TRUST	1,232	167

20 DAY AVERAGE SHARE VOLUME[2]	33,428,766	17,532,095

20 DAY AVERAGE DOLLAR VOLUME[2]	$5.7 billion	$301 million

NET ASSET VALUE (AS OF 8/31/11)	$176.56	$17.70

BID/ASK SPREAD (%)[3]	0.011% ($0.02 divided by $176.56)	0.056% ($0.01 divided by $17.70)

EXPENSE RATIO	0.40%	0.25%

STRUCTURE	The SPDR Gold Trust is a grantor trust not registered under the Investment Company Act of 1940. The Trust issues shares representing fractional undivided beneficial interest in the Trust’s net assets.	The iShares Gold Trust is a grantor trust not registered under the Investment Company Act of 1940. The Trust issues shares representing fractional undivided beneficial interest in the Trust’s net assets.

CUSTODIAN	HSBC Bank USA, N.A.	JP Morgan

LOCATIONS (VICINITY) OF VAULTS	London, England	New York, USA; Toronto, Canada; London, England; other potential sub-custodian locations

VAULT INSPECTIONS	Two times per year	Two times per year

TRANSPARENCY	Gold bar list and latest certificate of the GLD gold bar count by Inspectorate International Limited available on spdrs.com and spdrgoldshares.com	Gold bar list and vault inspection certificates available on iShares.com

SPONSOR	World Gold Trust Services, LLC	BlackRock Asset Management International Inc.

EXCHANGE	NYSE Arca	NYSE Arca

CREATION/REDEMPTION SIZE	100,000 shares	50,000 shares

CREATION COST FOR ONE CREATION UNIT (%)	0.011% ($2,000 divided by (100,000 times 176.56))	0.056% ($500 divided by (50,000 times 17.76))

ALLOCATED/UNALLOCATED REQUIREMENTS	At the end of each day, 100% of the holdings are held within an allocated account.	At the end of each day, 100% of the holdings are held within an allocated account.

FOR FURTHER INFORMATION, PLEASE SEE PROSPECTUS	https://www.spdrs.com/product/fund.seam?ticker=GLD	Prospectus available at ishares.com

Source: SSgA Global ETF Strategy & Research, data as of 8/31/2011.

1	Number of shares outstanding multiplied by the market price.

2	For month 1Q 2011 from www.arcavision.com

3	NYSE Arcavision. Bid/ask spread in bps represents the bid/ask spread over the NAV as of 8/31/2011.
Precise in a world that isn’tSM.

STATE STREET GLOBAL MARKETS, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
FOR PUBLIC USE.
IMPORTANT RISK INFORMATION
ETFs trade like stocks, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Brokerage commissions on the purchase and sale of shares and ETF expenses will reduce returns. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. There can be no assurance that the active trading market for GLD shares will be maintained.
These investments may have difficulty in liquidating an investment position without taking a significant discount from current market value, which can be a significant problem with certain lightly traded securities.
Important Information Relating to SPDR Gold Trust:
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares. com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
“SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus.
For more information: State Street Global Markets, LLC, One Loncoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
© 2011 State Street Corporation. All Rights Reserved.     IBG-4749 Exp. Date: 12/31/2011 IBG.GLDIAUCOMP.1011
Precise in a world that isn’tSM.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.